SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Securities and Exchange Commission dated August 17, 2010 regarding Resolution of the First Instance Federal Court in Contentious Administrative Matters No. 6 (“the Court”)

FOR IMMEDIATE RELEASE Buenos Aires, August 17, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Resolution issued regarding cases “W de Argentina Inversiones SL c/Telecom Italia and other/discovery” (File No. 23.182/2009) and “W de Argentina Inversiones SL- extraordinary appeal c/ Telecom Italia S.p.A. and other/precautionary measure”

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on August 13, 2010 the Company was notified of a resolution issued by the First Instance Federal Court in Contentious Administrative Matters No. 6 (“the Court”) in the cases referenced above.

This resolution acknowledges the dismissal of the plaintiff´s claim and therefore revokes the suspension of the exercise of the duties of the members of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and Cubercorp S.A. appointed to carry out such duties at the request of Telecom Italia S.p.A. and/or Telecom Italia Internacional N.V. Pursuant to such resolution, the affected directors have resumed their full duties.

The composition of the Board of Directors of Telecom Argentina is as follows:

Enrique Garrido	Chairman of the Board of Directors
Gerardo Werthein	Vice Chairman of the Board of Directors
Jorge Luis Perez Alati	Director
Jorge Alberto Firpo	Director
Esteban Gabriel Macek	Director
Domingo Jorge Messuti	Director
Eduardo Federico Bauer	Alternate Director
Gustavo Enrique Garrido	Alternate Director
Esteban Pedro Villar	Alternate Director
Luis Miguel Incera	Alternate Director
Franceso Armato	Alternate Director
Adrián Werthein	Alternate Director

Sincerely,

Maria Carrera Sala

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 17, 2010	By:	/s/ FRANCO BERTONE
	Name:	Franco Bertone
	Title:	Chief Executive Officer